Exhibit 99.1

TRX Gold Corporation

Interim Condensed Consolidated

Financial Statements

(Unaudited)

For the three and six months ended

February 29, 2024 and February 28, 2023

TRX Gold Corporation

Interim Condensed Consolidated Statements of Financial Position

(Unaudited)

(Expressed in Thousands of US Dollars)

	Note	February 29, 2024	August 31, 2023
Assets
Current assets
Cash		$7,959	$7,629
Amounts receivable	4	1,227	3,140
Prepayments and other assets	5	1,108	1,463
Inventories	6	5,874	4,961
Total current assets		16,168	17,193
Other long-term assets	4	3,328	2,948
Mineral property, plant and equipment	7	68,703	64,059
Total assets		$88,199	$84,200
Liabilities
Current liabilities
Amounts payable and accrued liabilities	15	$12,802	$11,571
Income tax payable		734	1,081
Current portion of deferred revenue	8	2,052	1,549
Current portion of lease liabilities		46	65
Derivative financial instrument liabilities	9	1,745	3,544
Total current liabilities		17,379	17,810
Lease liabilities		21	36
Deferred revenue	8	-	178
Deferred income tax liability		5,991	4,287
Provision for reclamation		887	833
Total liabilities		24,278	23,144
Equity
Share capital		165,518	164,816
Share-based payments reserve	12	9,088	8,807
Warrants reserve	13	1,700	1,700
Accumulated deficit		(121,309)	(121,423)
Equity attributable to shareholders		54,997	53,900
Non-controlling interest	14	8,924	7,156
Total equity		63,921	61,056
Total equity and liabilities		$88,199	$84,200

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

2

TRX Gold Corporation

Interim Condensed Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

(Unaudited)

(Expressed in Thousands of US Dollars, except per share amounts)

		Three months ended February 29,	Three months ended February 28,	Six months ended February 29,	Six months ended February 28,
	Note	2024	2023	2024	2023

Revenue	18	$7,984	$10,098	$17,388	$19,816

Cost of sales
Production costs		(3,681)	(4,128)	(8,189)	(7,646)
Royalty		(603)	(757)	(1,298)	(1,454)
Depreciation		(428)	(294)	(912)	(487)
Total cost of sales		(4,712)	(5,179)	(10,399)	(9,587)
Gross profit		3,272	4,919	6,989	10,229
General and administrative expenses	16	(1,767)	(2,035)	(3,978)	(3,872)
Change in fair value of derivative financial instruments	9	1,600	(965)	1,799	2,400
Foreign exchange gains		142	65	62	58
Interest and other expenses		(445)	(856)	(918)	(1,041)
Income before tax		2,802	1,128	3,954	7,774
Income tax expense	10	(881)	(1,178)	(2,072)	(2,664)
Net income (loss) and comprehensive income (loss)		$1,921	$(50)	$1,882	$5,110

Net income (loss) and comprehensive income (loss) attributable to:
Shareholders		$1,080	$(1,399)	$114	$2,113
Non-controlling interest		841	1,349	1,768	2,997
Net income (loss) and comprehensive income (loss)		$1,921	$(50)	$1,882	$5,110

Earnings (loss) per share attributable to shareholders:
Basic and diluted earnings (loss) per share	11	$0.00	$(0.00)	$0.00	$0.01

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

3

TRX Gold Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Unaudited)

(Expressed in Thousands of US Dollars, except share amounts)

	Share Capital		Reserves
	Number of Shares	Amount	Share-based payments	Warrants	Accumulated deficit	Shareholders'equity	Non-controlling interests	Total equity

Balance at August 31, 2022	276,146,184	$163,946	$6,825	$1,700	$(123,673)	$48,798	$2,361	$51,159
Shares issued for share-based payments	743,786	481	(481)	-	-	-	-	-
Share-based compensation expense (Note 12)	-	-	1,600	-	-	1,600	-	1,600
Witholding tax impact on restricted share units ("RSUs")	-	-	87	-	-	87	-	87
Net income for the period	-	-	-	-	2,113	2,113	2,997	5,110
Balance at February 28, 2023	276,889,970	$164,427	$8,031	$1,700	$(121,560)	$52,598	$5,358	$57,956
Shares issued for share-based payments	379,728	194	(198)	-	-	(4)	-	(4)
Share-based compensation expense	-	-	1,097	-	-	1,097	-	1,097
Witholding tax impact on RSUs	-	-	(33)	-	-	(33)	-	(33)
Shares issued for cash, net of share issuance costs	200,000	105	-	-	-	105	-	105
Shares issued for cashless exercise of options	155,619	90	(90)	-	-	-	-	-
Net income for the period	-	-	-	-	137	137	1,798	1,935
Balance at August 31, 2023	277,625,317	$164,816	$8,807	$1,700	$(121,423)	$53,900	$7,156	$61,056
Shares issued for share-based payments (Note 12)	1,610,306	702	(692)	-	-	10	-	10
Share-based compensation expense (Note 12)	-	-	1,340	-	-	1,340	-	1,340
Witholding tax impact on share-based payments	-	-	(367)	-	-	(367)	-	(367)
Net income for the period	-	-	-	-	114	114	1,768	1,882
Balance at February 29, 2024	279,235,623	$165,518	$9,088	$1,700	$(121,309)	$54,997	$8,924	$63,921

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

4

TRX Gold Corporation

Interim Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in Thousands of US Dollars)

		Six months ended February 29,	Six months ended February 28,
	Note	2024	2023

Operating
Net income		$1,882	$5,110
Adjustments for items not involving cash:
Non-cash items	20	2,744	1,630
Changes in non-cash working capital:
Decrease in amounts receivable		1,783	2,400
Increase in inventories		(709)	(618)
Decrease (increase) in prepaid and other assets		355	(1,193)
Increase in amounts payable and accrued liabilities		445	3,561
(Decrease) increase in income tax payable		(333)	536
Cash provided by operating activities		$6,167	$11,426

Investing
Purchase of mineral property, plant and equipment		$(5,054)	$(9,635)
Increase in other long-term assets		(380)	(607)
Cash used in investing activities		$(5,434)	$(10,242)

Financing
Withholding taxes on settlement of share-based payments		$(367)	$(94)
Lease payments		(36)	(74)
Cash used in financing activities		$(403)	$(168)

Net increase in cash		$330	$1,016
Cash at beginning of the period		7,629	8,476
Cash at end of the period		$7,959	$9,492

Taxes paid in cash		$700	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

5

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

1.	Nature of operations

TRX Gold Corporation (“TRX Gold” or the “Company”) is incorporated in the Province of Alberta on July 5, 1990 under the Business Corporations Act (Alberta). The Company’s principal business activity is the exploration, development and production of mineral property interests in the United Republic of Tanzania (“Tanzania”).

The Company’s registered office is 400 3rd Avenue SW, Suite 3700, Calgary, Alberta, T2P 4H2, Canada and the Company’s principal place of business is 277 Lakeshore Road E, Suite 403, Oakville, Ontario, L6J 6J3, Canada.

The Company’s common shares are listed on the Toronto Stock Exchange in Canada (TSX: TRX) and NYSE American in the United States of America (NYSE American: TRX).

The Company is primarily focused on development and mining operations, exploring, and evaluating its mineral properties. The business of exploring and mining for minerals involves a high degree of risk. The underlying value of the mineral properties is dependent upon the existence and economic recovery of mineral resources and reserves, the ability to raise long-term financing to complete the development of the properties, government policies and regulations, and upon future profitable production or, alternatively, upon the Company’s ability to dispose of its interest on an advantageous basis; all of which are uncertain.

2.	Basis of preparation

a)	Statement of compliance

The Company’s interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements do not include all disclosures required by International Financial Reporting Standards (“IFRS”) for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended August 31, 2023.

These interim condensed consolidated financial statements were approved by the Board of Directors of the Company on April 10, 2024.

b)	Basis of presentation and measurement

These interim condensed consolidated financial statements have been prepared on a going concern basis under the historical cost basis, except for certain financial assets and liabilities which are measured at fair value as disclosed in Note 17. All amounts in these interim condensed consolidated financial statements are presented in U.S. dollars with all amounts rounded to the nearest thousand, except for share and per share data, or as otherwise noted. Reference herein of $ or USD is to U.S. dollars and C$ or CAD is to Canadian dollars.

3.	Material accounting policies, judgements and estimates

The accounting policies, judgements and estimates applied in these interim condensed consolidated financial statements are consistent with those set out in Notes 3 and 4 of the Company’s annual consolidated financial statements for the year ended August 31, 2023, except as described below:

6

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and IFRS Practice Statement 2, Making Materiality Judgements, requiring that an entity discloses its material accounting policies, instead of its significant accounting policies. Accounting policy information is material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. Accounting policy information may be material because of the nature of the related transactions, other events or conditions, even if the amounts are immaterial. Accounting policy information that relates to immaterial transactions, events or conditions is immaterial and need not be disclosed. The IASB has also developed guidance and examples to explain and demonstrate the application of the ‘four-step materiality process’ described in IFRS Practice Statement 2.

The amendments to IAS 1 and IFRS Practice Statement 2 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

Definition of Accounting Estimates (Amendments to IAS 8)

In February 2021, the IASB issued amendments to IAS 8, Accounting policies, changes in accounting estimates and errors. The amendments replace the definition of a change in accounting estimates with a definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty”. Entities develop accounting estimates if accounting policies require items in financial statements to be measured in a way that involves measurement uncertainty. The amendments clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error and effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors.

The amendments to IAS 8 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)

In May 2021, the IASB issued amendments to IAS 12, Income Taxes. The amendments to IAS 12 narrow the scope of the initial recognition exemption so that it no longer applies to transactions which give rise to equal amounts of taxable and deductible temporary differences. The Company is to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition for certain transactions, including leases and reclamation provisions.

The amendments to IAS 12 were adopted on September 1, 2023 and did not have a material impact on the Company’s interim condensed consolidated financial statements.

7

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

4.	Amounts receivable

	February 29, 2024	August 31, 2023
Receivable from precious metal sales	$-	$488
Sales tax receivable(1)	4,491	5,554
Other	64	46
	4,555	6,088
Less: Long-term portion	(3,328)	(2,948)
Total amounts receivable	$1,227	$3,140

(1)	Sales tax receivables consist of harmonized services tax and value added tax ("VAT") due from Canadian and Tanzanian tax authorities, respectively. Tanzanian tax regulations allow for VAT receivable to be refunded or set-off against other taxes due to the Tanzania Revenue Authority ("TRA"). The Company has historically experienced delays in receiving payment or confirmation of offset against other taxes. The Company is in communication with the TRA and there is an expectation for either cash payments or offsetting of VAT receivable against other taxes in the future. VAT which the Company does not expect to recover within the next 12 months has been classified as long-term assets.

The Company held no collateral for any receivables. During the three and six months ended February 29, 2024, $nil (February 28, 2023 – $0.2 million) of VAT was written-off. During the three and six months ended February 29, 2024, the Company recovered VAT refunds from the TRA of $1.3 million and $2.6 million, respectively (February 28, 2023 – $nil and $nil, respectively).

5.	Prepayments and other assets

	February 29, 2024	August 31, 2023
Prepaid expenses	$401	$796
Deferred financing costs(1)	707	667
Total prepayments and other assets	$1,108	$1,463

(1)	Consists of $0.5 million in commitment fees paid with respect to a share purchase agreement whereby the Company, at its sole discretion, has the right to sell up to $10 million of its common shares over a 36-month period and $0.2 million in deferred financing costs related to an At-the-Market Offering Agreement entered on May 12, 2023.

6.	Inventories

	February 29, 2024	August 31, 2023
Ore stockpile	$4,183	$3,361
Gold in circuit	808	689
Gold doré	109	52
Total precious metals inventories	5,100	4,102
Supplies	774	859
Total inventories	$5,874	$4,961

8

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

7.	Mineral property, plant and equipment

	Exploration and evaluation expenditures(1)	Mineral properties	Processing plant and related infrastructure	Machinery and equipment(2)	Other(3)	Total
Cost
As at August 31, 2023	$1,864	$41,202	$23,063	$1,624	$351	$68,104
Additions	206	2,106	3,465	12	-	5,789
As at February 29, 2024	$2,070	$43,308	$26,528	$1,636	$351	$73,893
Accumulated depreciation
As at August 31, 2023	$-	$899	$2,138	$828	$180	$4,045
Depreciation	-	864	131	114	36	1,145
As at February 29, 2024	$-	$1,763	$2,269	$942	$216	$5,190
Net book value
As at August 31, 2023	$1,864	$40,303	$20,925	$796	$171	$64,059
As at February 29, 2024	$2,070	$41,545	$24,259	$694	$135	$68,703

(1)	Represents exploration and evaluation expenditures related to the Eastern Porphyry and Anfield deposits on the Buckreef property.
(2)	Includes automotive, computer equipment and software.
(3)	Includes leasehold improvements and right-of-use assets.

8.	Deferred revenue

On August 11, 2022, the Company entered into a $5.0 million prepaid Gold Doré Purchase Agreement (“Agreement”) with OCIM Metals and Mining S.A. The Agreement requires funds to be made available to the Company in two tranches. During the three months ended November 30, 2023, the Company fully settled $2.5 million drawn on the first tranche of the Agreement. On July 11, 2023, the Company drew $1.0 million from the second tranche of the Agreement in exchange for delivering 46.4 ounces of gold per month, commencing October 2023, for a total of 603 ounces of gold over 13 months. On September 26, 2023, the Company drew an additional $0.5 million from the second tranche of the Agreement in exchange for delivering 23.5 ounces of gold per month, commencing December 2023, for a total of 305.4 ounces of gold over 13 months. On November 29, 2023, the Company drew an additional $1.0 million from the second tranche of the Agreement in exchange for delivering 44.1 ounces of gold per month, commencing February 2024, for a total of 573.2 ounces of gold over 13 months.

Amount
As at August 31, 2023	$1,727
Drawdown	1,500
Accretion of deferred revenue	241
Revenue recognized	(1,416)
As at February 29, 2024	$2,052

9

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

	February 29, 2024	August 31, 2023
Current portion of deferred revenue	$2,052	$1,549
Non-current portion of deferred revenue	-	178
Balance at end of period	$2,052	$1,727

9.	Derivative financial instrument liabilities

	February 29, 2024	August 31, 2023
Derivative warrant liabilities	$1,733	$3,544
Gold zero-cost collars	12	-
Total derivative financial instrument liabilities	$1,745	$3,544

a)	Derivative warrant liabilities

Amount
As at August 31, 2023	$3,544
Change in fair value	(1,811)
As at February 29, 2024	$1,733

Derivative warrant liabilities of $1.7 million will only be settled by issuing equity of the Company. For the three and six months ended February 29, 2024 fair value changes amounted to a gain of $1.6 million and $1.8 million, respectively (February 28, 2023 – loss of $1.0 million and gain of $2.4 million, respectively).

Fair values of derivative warrant liabilities were calculated using the Black-Scholes Option Pricing Model with the following assumptions:

	February 29, 2024	August 31, 2023
Share price	0.33	$0.39
Risk-free interest rate	4.40% - 4.60%	4.43% - 4.66%
Dividend yield	0%	0%
Expected volatility	46% - 49%	52%
Remaining term (in years)	2.0 – 2.9	2.5 – 3.4

The fair value is classified as Level 3 as expected volatilities is determined using adjusted historical volatilities and were therefore not an observable input.

10

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Sensitivity analysis

If expected volatility, the significant unobservable input, had been higher or lower by 10% and all other variables were held constant, net income and net assets for the three and six months ended February 29, 2024 would increase or decrease by:

	February 29, 2024
10% change in expected volatilities	Increase	Decrease
(Loss) income	$(626)	$570

b)	Gold zero-cost collars

Amount
As at August 31, 2023	$-
Change in fair value	12
As at February 29, 2024	$12

In December 2023, the Company entered into a series of gold zero-cost collar contracts for 600 gold ounces per month for a total of 3,000 gold ounces to be settled from January 2024 to May 2024, at a maximum and minimum gold price of $2,150 and $1,850 per gold ounce, respectively.

During the three and six months ended February 29, 2024, gold zero-cost collar contracts for a total of 1,200 gold ounces expired unexercised.

As at February 29, 2024, the following gold zero-cost collar contracts were outstanding:

Quantity (ounces)	Floor Price	Ceiling Price	Expiry Date
600	$1,850	$2,150	March 26, 2024
600	$1,850	$2,150	April 26, 2024
600	$1,850	$2,150	May 29, 2024

For the three and six months ended February 29, 2024, fair value losses amounted to $0.01 million and $0.01 million, respectively (February 28, 2023 - $nil and $nil, respectively).

11

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

10.	Income tax

Income tax expense is recognized based on management’s estimate of the weighted average annual income tax rate expected for the full financial year. The maximum amount of tax losses that a business can utilize in Tanzania is 70% of its taxable profit for the current year. The remaining 30% of taxable profit is subject to a statutory tax rate of 30%. As a result, Buckreef’s current income tax is calculated at an effective tax rate of 9% until Buckreef’s tax loss carryforwards are fully utilized. Tax losses in Tanzania can only be utilized by the entity to which the tax losses relate to.

The carrying value of Buckreef’s Mineral Property, Plant and Equipment is higher than their tax written down values due to historical mining incentives in Tanzania and accelerated depreciation for tax purposes. The taxable temporary difference between the carrying value of Mineral Property, Plant and Equipment and its tax basis in excess of available tax loss carryforwards resulted in a deferred tax liability.

For the three months ended February 29, 2024, the Company recorded income tax expense of $0.9 million, comprised of current income tax expense of $0.1 million and deferred income tax expense of $0.8 million (February 28, 2023 – $1.2 million income tax expense comprised of current income tax expense of $0.2 million and deferred income tax expense of $1.0 million). For the six months ended February 29, 2024, the Company recorded income tax expense of $2.1 million, comprised of current income tax expense of $0.4 million and deferred income tax expense of $1.7 million (February 28, 2023 – $2.7 million income tax expense comprised of current income tax expense of $0.5 million and deferred income tax expense of $2.2 million).

11.	Earnings (loss) per share

	Three months ended February 29,	Three months ended February 28,	Six months ended February 29,	Six months ended February 28,
	2024	2023	2024	2023
Net income (loss) attributable to shareholders	$1,080	$(1,399)	$114	$2,113
Weighted average number of common shares for purposes of basic EPS(1)	288,835,707	281,835,349	288,317,270	280,038,329
Effect of dilutive stock options, warrants, RSUs and share awards	2,126,123	-	2,478,001	6,109,446
Weighted average number of common shares for purposes of diluted EPS(1)	290,961,830	281,835,349	290,795,271	286,147,775

(1)	The weighted average number of common shares for basic and diluted EPS include 11.1 million gross number of vested, but unissued, common shares relating to common share awards.

For the six months ended February 29, 2024, the weighted average number of common shares for diluted EPS excluded 10.5 million stock options and 36.2 million warrants that were anti-dilutive for the period (February 28, 2023 – 7.4 million stock options and 42.0 million warrants).

12

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

12.	Share-based payments reserve

Share-based compensation expense for the three and six months ended February 29, 2024 totalled $0.5 million and $1.4 million, respectively (February 28, 2023 – $0.8 million and $1.6 million, respectively).

As at February 29, 2024, the Company had 5,090,117 (August 31, 2023 – 3,617,450) share awards available for issuance under the Omnibus Equity Incentive Plan.

a)	Stock options

Canadian Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – February 29, 2024 and August 31, 2023	4,986,000	CAD $0.41

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
C$0.35	100,000	100,000	January 2, 2027	2.8
C$0.40	2,259,000	2,259,000	October 11, 2026	2.6
C$0.40	95,000	95,000	October 6, 2024	0.6
C$0.43	2,065,000	2,065,000	September 29, 2026	2.6
C$0.43	467,000	467,000	October 6, 2024	0.6
C$0.41(1)	4,986,000	4,986,000		2.4(1)
(1)	Total represents weighted average.

US Dollars denominated stock options

	Number of stock options	Weighted average exercise price per share
Balance – February 29, 2024 and August 31, 2023	10,450,000	$0.49

Options to purchase common shares carry exercise prices and terms to maturity as follows:

				Remaining
	Number of options		Expiry	contractual
Exercise price	Outstanding	Exercisable	Date	life (years)
USD $0.50	7,375,000	2,950,000	August 17, 2027	3.5
USD $0.45	3,075,000	615,000	August 28, 2028	4.5
USD $0.49(1)	10,450,000	3,565,000		3.8(1)
(1)	Total represents weighted average.

13

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

For the three and six months ended February 29, 2024, share-based compensation expense related to stock options totalled $0.1 million and $0.3 million, respectively (February 28, 2023 – $0.1 million and $0.2 million, respectively).

b)	Restricted Share Units

The following table sets out activity with respect to outstanding RSUs:

Number of RSUs
Balance – August 31, 2023	3,473,077
Granted	57,432
Vested	(753,333)
Balance – February 29, 2024	2,777,176

For the three and six months ended February 29, 2024, share-based payment expenses related to RSUs totalled $0.2 million and $0.7 million, respectively (February 28, 2023 – $0.1 million and $0.3 million, respectively).

13.	Warrants reserve

	Number of warrants	Weighted average exercise price per share	Weighted average remaining contractual life (years)
Balance – August 31, 2023	38,968,037	$0.68	2.8
Warrants expired	(2,777,268)	$1.50
Balance – February 29, 2024	36,190,769	$0.62	2.4

As at February 29, 2024, the following warrants were outstanding:

	Number of Warrants	Exercise price		Expiry date
Private placement financing warrants - February 11, 2021	16,461,539	$0.80		February 11, 2026
Private placement financing broker warrants - February 11, 2021	1,152,307	$0.80		February 11, 2026
Private placement financing warrants – January 26, 2022	17,948,718	$0.44		January 26, 2027
Private placement financing placement agent warrants – January 26, 2022	628,205	$0.44		January 26, 2027
Balance – February 29, 2024	36,190,769	$0.62	(1)
(1)	Total represents weighted average.

14

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

14.	Non-controlling interest

Summarized financial information for Buckreef is disclosed below:

	Three months ended February 29,	Three months ended February 28,	Six months ended February 29,	Six months ended February 28,
Income Statement	2024	2023	2024	2023
Revenue	$7,984	$10,098	$17,388	$19,816
Depreciation	428	294	912	487
Accretion expense	157	208	297	371
Income tax expense	881	1,178	2,072	2,664
Comprehensive income for the period	1,867	2,998	3,928	6,660

Statement of Financial Position	February 29, 2024	August 31, 2023
Current assets	$9,314	$11,238
Non-current assets	69,872	64,762
Current liabilities	(13,359)	(12,113)
Non-current liabilities	(6,878)	(5,301)
Advances from parent, net	(32,392)	(36,049)

	Six months ended February 29,	Six months ended February 28,
Statement of Cash Flows	2024	2023
Cash provided by operating activities	$8,719	$13,964
Cash used in investing activities	(5,430)	(10,234)
Cash used in financing activities	(3,819)	(742)

15.	Related party transactions

Related parties include the Board of Directors and officers, extended relatives and enterprises that are controlled by these individuals as well as certain consultants performing similar functions.

15

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Remuneration of Directors and key management personnel of the Company was as follows:

	Three months ended February 29,	Three months ended February 28,	Six months ended February 29,	Six months ended February 28,
Directors and key management personnel	2024	2023	2024	2023
Remuneration(1)	$429	$510	$864	$976
Share-based compensation expense	321	559	1,014	1,274
Total directors and key management personnel	$750	$1,069	$1,878	$2,250
(1)	Remuneration includes salaries and benefits for certain key management personnel and director fees. Certain members of the board of directors have employment or service contracts with the Company. Directors are entitled to director fees and share-based compensation for their services and officers are entitled to cash remuneration and share-based compensation for their employment services.

As at February 29, 2024, included in amounts payable is $0.1 million of board fees (August 31, 2023 – $0.4 million) due to related parties with no specific terms of repayment.

During the three and six months ended February 29, 2024, $0.1 million and $0.3 million for stock options granted to key management personnel was expensed, respectively (February 28, 2023 – $0.1 million and $0.2 million, respectively) and $0.1 million and $0.4 million for RSUs granted to directors and key management personnel was expensed, respectively (February 28, 2023 – $nil and $0.2 million, respectively).

During the three and six months ended February 29, 2024, $nil and $0.2 million related to common share awards granted to key management personnel was expensed, respectively (February 28, 2023 – $0.6 million and $1.3 million, respectively).

16

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

16.	General and administrative expenses

	Three months ended February 29,	Three months ended February 28,	Six months ended February 29,	Six months ended February 28,
	2024	2023	2024	2023
Directors’ fees (Note 15)	$69	$107	$129	$214
Insurance	86	100	171	199
Office and general	78	41	145	60
Shareholder information	139	186	297	314
Professional fees	56	136	245	237
Salaries and benefits (Note 15)	696	614	1,254	1,098
Consulting	179	126	356	177
Share-based compensation expense (Notes 12 and 15)	403	645	1,213	1,398
Travel and accommodation	35	56	113	103
Depreciation	19	18	32	58
Other	7	6	23	14
Total general and administrative expenses	$1,767	$2,035	$3,978	$3,872

17.	Financial instruments

Fair value of financial instruments

The following table sets out the classification of the Company’s financial instruments as at February 29, 2024 and August 31, 2023:

	February 29, 2024	August 31, 2023
Financial Assets
Measured at amortized cost
Amounts receivable	$1,227	$3,140
Measured at fair value through profit or loss
Cash	7,959	7,629

Financial Liabilities
Measured at amortized cost
Amounts payables and accrued liabilities	12,802	11,571
Measured at fair value through profit or loss
Derivative financial instrument liabilities	1,745	3,544

17

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. These estimates are subject to and involve uncertainties and matters of significant judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The Company classifies its financial instruments carried at fair value according to a three-level hierarchy that reflects the significance of the inputs used in making the fair value measurements. The three levels of fair value hierarchy, giving the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs, are as follows:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for assets and liabilities, either directly or indirectly; and
•	Level 3 – Inputs for assets or liabilities that are not based on observable market data.

As at February 29, 2024 and August 31, 2023, cash was classified as Level 1, gold zero-cost collars were classified as Level 2 (Note 9), and derivative warrant liabilities (Note 9) were classified as Level 3 under the fair value hierarchy.

18.	Segmented information

Operating segments

The Company’s Chief Operating Decision Maker, its Chief Executive Officer, reviews the operating results, assesses the performance and makes capital allocation decisions of the Company viewed as a single operating segment engaged in mineral exploration and development in Tanzania. All amounts disclosed in the interim condensed consolidated financial statements represent this single reporting segment. The Company’s corporate division only earns interest revenue that is considered incidental to the activities of the Company and does not meet the definition of an operating segment as defined in IFRS 8, Operating Segments.

Geographic segments

The Company is in the business of mineral exploration and production in Tanzania. Information regarding the Company’s geographic locations are as follows:

	Three months ended February 29,	Three months ended February 28,	Six months ended February 29,	Six months ended February 28,
Revenue	2024	2023	2024	2023
Tanzania	$7,984	$10,098	$17,388	$19,816
Total revenue	$7,984	$10,098	$17,388	$19,816

During the three and six months ended February 29, 2024, the Company generated 94% and 92%, respectively (February 29, 2023 – 93% and 96%, respectively) of its revenue from one (February 28, 2023 – one) customer totalling $7.5 million and $16.0 million, respectively (February 28, 2023 – $9.4 million and $19.1 million, respectively).

18

TRX Gold Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six months ended February 29, 2024 and February 28, 2023

(Unaudited)

(Expressed in Thousands of US dollars, except for share and per share amounts)

Non-current assets	February 29, 2024	August 31, 2023
Canada	$46	$55
Tanzania	71,985	66,952
Total non-current assets	$72,031	$67,007

19.	Commitments and contingencies

Commitments:

In order to maintain its existing mining and exploration licenses, the Company is required to pay annual license fees. As at February 29, 2024 and August 31, 2023, these licenses remained in good standing and the Company is up to date on its license payments.

Contingencies:

The Company is involved in litigation and disputes arising in the normal course of operations. Management is of the opinion that the outcome of any potential litigation will not have a material adverse impact on the Company’s financial position or results of operations. Accordingly, no provisions for the settlement of outstanding litigation and potential claims have been accrued as at February 29, 2024 and August 31, 2023.

20.	Non-cash items

	Six months ended February 29,	Six months ended February 28,
	2024	2023
Depreciation	$944	$545
Change in fair value of derivative financial instruments (Note 9)	(1,799)	(2,400)
Share-based compensation expense (Note 12)	1,350	1,538
Accretion of provision for reclamation	54	70
Deferred income tax expense (Note 10)	1,704	2,129
Accretion of lease liabilities	2	7
Deferred revenue (Note 8)	84	(742)
Accretion of deferred revenue (Note 8)	241	261
Foreign exchange losses (gains)	164	(26)
VAT written-off (Note 4)	-	233
Other expenses	-	15
Total non-cash items	$2,744	$1,630

19